Advisors Series Trust
c/o U.S. Bank Global Fund Services
2020 East Financial Way, Suite 100
Glendora, California 91741

May 20, 2025
Ms. Mindy Rotter
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Advisors Series Trust (the “Trust”)
File No.: 333-287091
Dear Ms. Rotter:
This correspondence is being filed in response to comments the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on May 20, 2025, regarding the Trust’s Form N-14 filed May 8, 2025 (SEC Accession No. 0000894189-25-003717) (the “Registration Statement”). The Staff’s comment, and the Trust’s response thereto, are set forth below. Capitalized terms not otherwise defined have the same meaning as in the Registration Statement.
1.The Registration Statement filed on May 8, 2025 under Rule 488 is scheduled to go automatically effective on June 7, 2025. The Target Funds’ financial statements incorporated by reference in the Preliminary Materials will be stale before the automatic effective date of the Registration Statement. The Staff noted the incorporation by reference to the Target Funds’ semi-annual financial statements, and to date, unaudited financial statements have not been filed with the Commission. The unaudited financial statements are due to be filed with the Commission on or before June 9, 2025. Please state when the unaudited financial statements will be filed with the Commission, and if they will not be filed prior to June 7, 2025, then the Trust must file a delaying amendment prior to June 7, 2025, and the Registration Statement is not eligible for automatic effectiveness under Rule 488.
Response 1: The Trust intends to file the Target Funds’ unaudited financial statements for the six-month period ended March 31, 2025 on Form N-CSRS on or before June 6, 2025. The Trust notes that it will include the complete unaudited financial statements and hyperlinks to Form N-CSRS in a 497 filing.
If you have any questions regarding the above response, please do not hesitate to contact the undersigned at (626) 914-7363 or at elaine.richards@usbank.com.
Very truly yours,

/s/ Elaine Richards
Elaine E. Richards
Vice President and Secretary
Advisors Series Trust